UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-29391
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 30, 2005
☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

National Rural Utilities Cooperative Finance Corporation
Full Name of Registrant
Not applicable
Former Name if Applicable

2201 Cooperative Way
Address of Principal Executive Office (Street and Number)

Herndon, VA 20171
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (07-03) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On January 6, 2006, National Rural Utilities Cooperative Finance Corporation ("CFC") management concluded that there was an accounting error that resulted in an overstatement of net margin for the quarter ended November 30, 2004 and understatement of net margins for the quarters ended February 28, 2005 and August 31, 2005 and the year ended May 31, 2005. As a result of this error, described in detail below, CFC will amend its May 31, 2005 Form 10-K and August 31, 2005 Form 10-Q to restate its previously reported financial results, prior to filing its November 30, 2005 Form 10-Q.

During the quarter ended November 30, 2004, CFC terminated seven interest rate exchange agreements prior to the scheduled maturity. As part of the implementation of Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, CFC recorded a loss to other comprehensive income ("OCI") related to the fair value of its interest rate exchange agreements that did not qualify for hedge accounting in place at June 1, 2001, the date CFC implemented SFAS 133. The loss recorded to OCI, referred to as the transition adjustment, is amortized from OCI to net margin over the life of each interest rate exchange agreement. As part of the early termination of the interest rate exchange agreements during the quarter ended November 30, 2004, CFC should have written off $8 million of unamortized transition adjustment related to such agreements. Instead, CFC continued to amortize the related transition adjustment based on the original maturity date. The effect of this correcting entry is a timing difference on when CFC recognized the $8 million of transition adjustment. Therefore, the reported derivative forward value and net margin for the quarter ended November 30, 2004 is reduced by $8 million, and there is an aggregate increase in derivative forward value and net margin of $7 million for the subsequent quarters through November 30, 2005. If the error had not been identified the remaining $1 million would have been amortized through November 2007.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Geier	703	709-6716
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See response to Part III.

National Rural Utilities Cooperative Finance Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 13, 2006		By /s/ STEVEN L. LILLY
		Steven L. Lilly
		Chief Financial Officer
		(Principal Financial Officer)